Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

Direct Dial Number	E-mail Address
(202) 636-5916	matthew.micklavzina@stblaw.com

January 10, 2025

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa N. Larkin, Senior Counsel

Re:	HarbourVest Private Investments

Fund Registration Statement on Form N-2

File No. 333-280403

Ladies and Gentlemen:

On behalf of HarbourVest Private Investments Fund (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) responses to comments received from the Staff on telephone calls with representatives of Simpson Thacher & Bartlett LLP on November 4, 2024 and January 8, 2025, relating to the first pre-effective amendment to the draft registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement includes revisions in response to the Staff’s comments relating to the Registration Statement and revisions to otherwise update disclosure.

For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement. Where the Fund has revised disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

CORRESPONDENCE

1.

Staff Comment: With respect to Staff Comment 3 and the Fund’s response to Staff Comment 3 from the Fund’s response letter filed via EDGAR on September 25, 2024 (the “Prior Response Letter”), please supplementally inform the Staff whether shareholders involved in the GuideStone transaction will be affiliated persons of HarbourVest.

Response: Third-party institutional investors are expected to constitute approximately ninety-nine percent of limited partnership interests in the Predecessor Fund. Affiliated persons of HarbourVest are expected to constitute approximately one percent of limited partnership interests in the Predecessor Fund.

2.

Staff Comment: With respect to Staff Comment 22 from the Prior Response Letter, please disclose in the Registration Statement by footnote the source of the information provided in footnotes 2 through 5 in the “HarbourVest Overview” section of the Registration Statement.

Response: The Fund has revised the disclosure to clarify that the figures provided in the “HarbourVest Overview” section of the Registration Statement are a product of HarbourVest’s internal data collection.

3.

Staff Comment: With respect to Staff Comment 33 from the Prior Response Letter, please revise the Fund’s disclosure in the Registration Statement to remove the qualifying language stating, “if one or more of these provisions is found to violate the U.S. federal securities law, including, without limitation, the 1940 Act.” Additionally, please ensure the Fund’s Amended and Restated Declaration of Trust reflects the revised disclosure.

Response: The Fund has updated the disclosure as follows and confirms the Fund’s Amended and Restated Declaration of Trust will reflect the following:

The Declaration of Trust provides that a Shareholder may bring a derivative action on behalf of the Fund only if the following conditions are met: (i) the Shareholder or Shareholders must make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed; (ii) Shareholders eligible to bring such derivative action under the Delaware Statutory Trust Act (the “DSTA”) who hold at least ten percent (10%) of the outstanding Shares of the Fund or ten percent (10%) of the outstanding Shares of the Series or class to which such action relates, shall join in the request for the Trustees to commence such action; (iii) the Trustees must be afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim (the Trustees may retain counsel or other advisors in considering the merits of the request and Shareholders making such request must reimburse the Fund for the expense of any such advisor if the Trustees determine not to take action); (iv) the Board may designate a committee of one Trustee to consider a Shareholder demand if necessary to create a committee with a majority of Trustees who do not have a personal financial interest in the transaction at issue; and (v) any decision by the Trustees to bring, maintain, or compromise (or not to bring, maintain, or compromise) such court action, proceeding or claim, or to submit the matter to a vote of Shareholders, shall be made by the Trustees in good faith and shall be binding upon the Shareholders. A Shareholder may only bring a derivative action if Shareholders owning not less than ten percent (10%) of the then outstanding Shares of the Fund or such series or class joins in the bringing of such court action, proceeding or claim.

Further, to the fullest extent permitted by Delaware law, shareholders may not bring direct actions against the Fund and/or the Trustees, except to enforce their rights to vote or certain rights to distributions or books and records under the DSTA, in which case a Shareholder bringing such direct action must hold in the aggregate at least 10% of the Fund’s outstanding Shares (or at least 10% of the class to which the action relates) to join in the bringing of such direct action. Notwithstanding the foregoing, however, ~~if one or more of these provisions is found to violate the U.S. federal securities law, including, without limitation, the 1940 Act, then~~ such provision shall not apply to any claims asserted under such U.S. federal securities law.

Under the Declaration of Trust, actions by Shareholders against the Fund asserting a claim governed by Delaware law or the Fund’s organizational documents must be brought in the Court of Chancery of the State of Delaware or any other court in the State of Delaware with subject matter jurisdiction. Shareholders also waive the right to jury trial to the fullest extent permitted by law. This exclusive jurisdiction provision may make it more expensive for a Shareholder to bring a suit. Notwithstanding the foregoing, however, ~~if one or more of these provisions is found to violate the U.S. federal securities law, including, without limitation, the 1940 Act, then~~ such provision shall not apply to any claims asserted under such U.S. federal securities law.

PROSPECTUS

Page 120 - Prior Performance Information for Harbourvest’s Other Accounts

4.

Staff Comment: The Fund should disclose that the performance presentation relates to private accounts with substantially similar investment objectives, policies and strategies. Here, the disclosure indicates that the Fund’s investment objectives, policies and strategies differ from the HarbourVest Related Fund Accounts. That is because Direct Investments, Primary Partnership Investments and Secondary Investments are all principal investment strategies of the Fund while the prior performance relates only to Direct Investments. Please supplementally explain why the differences do not change the conclusion that the investment objectives, policies and strategies of the HarbourVest Related Fund Accounts and the Fund are substantially similar.

Response: In response to the Staff’s comment, the Fund will provide prior performance of HarbourVest Related Fund Accounts that pursue investments in Primary Partnership Investments and Secondary Investments. The Fund’s revised disclosure is provided below:

Average Annual Returns (as of September 30, 2024) – Net (model)
	1-Year	5-Year	10-Year
Direct Investments	x.x%	x.x%	x.x%
Secondary Investments	x.x%	x.x%	x.x%
Primary Partnership Investments	x.x%	x.x%	x.x%

Because the Fund pursues Direct Investments, Secondary Investments and Primary Partnership Investments as principal investment strategies, the Fund has included the performance of all Direct Investments, Secondary Investments and Primary Partnership investments sourced and made by HarbourVest on behalf of HarbourVest Related Fund Accounts. The Fund notes that there will be significant overlap in investment personnel responsible for selecting investments for the Fund and for the HarbourVest Related Fund Accounts.

STATEMENT OF ADDITIONAL INFORMATION

Page 1 – Fundamental Policies

5.	Staff Comment: Under Fundamental Policies, please revise the Concentration disclosure to include that the Fund’s investments will not be concentrated in any one industry or groups of industries.

Response: The Fund has revised the disclosure accordingly.

*   *    *

Please call me (202)-636-5916 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Matthew C. Micklavzina, Esq.

cc:	Brian Szilagyi, Securities and Exchange Commission

Ryan Sutcliffe, Securities and Exchange Commission

Christian Sandoe, Securities and Exchange Commission

Monique Austin, HarbourVest Registered Advisers L.P.

Daniel Chisholm, HarbourVest Registered Advisers L.P.

Rajib Chanda, Esq.

Ryan P. Brizek, Esq.

4